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                                                             FOURTH QUARTER 2006
                                                                February 1, 2007

                                                               TRADING STATEMENT

Amsterdam, the Netherlands, February 1, 2007-Ahold today announced consolidated net sales of EUR 10.4 billion for the fourth quarter of 2006. Compared to the fourth quarter of 2005, net sales decreased by 3% but increased by 3% at constant exchange rates. Market conditions remained unchanged. Stop & Shop / Giant-Landover margins were impacted by price investments related to the further roll out of the Value Improvement Program. For the full year, consolidated net sales of EUR 44.9 billion were up 2% compared to 2005. At constant exchange rates, net sales were up 2.7%.

SALES PERFORMANCE

STOP & SHOP / GIANT-LANDOVER
   Fourth Quarter 2006
   o    Net sales in the Arena increased 0.1% to $3.8 billion.
   o Identical sales decreased 2% at Stop & Shop (2.3% excluding gasoline net sales) and 2.1% at Giant-Landover.
   o Comparable sales decreased 1.5% at Stop & Shop and 1.8% at Giant-Landover.
   Full Year 2006
   o    Net sales in the Arena increased 0.6% to $16.4 billion.
   o Identical sales decreased 1.3% at Stop & Shop (2% excluding gasoline net sales) and 1.6% at Giant-Landover.
   o Comparable sales decreased 0.8% at Stop & Shop and 1.2% at Giant-Landover.

GIANT-CARLISLE / TOPS
   Fourth Quarter 2006
   o    Net sales in the Arena decreased 2.7% to $1.4 billion.
   o Identical sales increased 3.1% at Giant-Carlisle (1.8% excluding gasoline net sales), but decreased 2.9% at Tops (4.3% excluding gasoline net sales).
   o Comparable sales increased 4.5% at Giant-Carlisle, but decreased 2.9% at Tops.
   Full Year 2006
   o    Net sales in the Arena decreased by 3.3% to $6 billion.
   o Identical sales at Giant-Carlisle increased 3.9% (2.1% excluding gasoline net sales), but at Tops decreased 5.5% (6.6% excluding gasoline net sales).
   o    Comparable sales at Giant-Carlisle increased 6%, but at Tops decreased
        4.8%.

 ALBERT HEIJN
   Fourth Quarter 2006
   o    Net sales in the Arena increased 11% to EUR 1.8 billion.
   o    Net sales at Albert Heijn increased 11.8% to EUR 1.6 billion.
   o    Identical sales at Albert Heijn increased 9%.
   Full Year 2006
   o    Net sales in the Arena increased 8.4% to EUR 7.1 billion.
   o    Net sales at Albert Heijn increased 8.6% to 6.5 billion.
   o    Identical sales at Albert Heijn increased 6.7%.

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S. FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

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                                                             FOURTH QUARTER 2006
                                                                February 1, 2007

                                                   TRADING STATEMENT - CONTINUED

CENTRAL EUROPE
   Fourth Quarter 2006
   o Net sales in the Arena decreased 0.8% to EUR 366 million. At constant exchange rates and excluding the impact of a change in the accounting period from three months to 12 weeks, net sales increased 1.2%.
   o    Identical sales in the Arena decreased 2.2%.
   Full Year 2006
   o Net sales in the Arena increased 11.3% to EUR 1.4 billion. At constant exchange rates, net sales increased 6.1%.
   o    Identical sales for the Arena decreased 5.5%.

SCHUITEMA
   Fourth Quarter 2006
   o    Net sales increased 0.9% to EUR 750 million.
   o    Identical sales increased 0.5%.
   Full Year 2006
   o    Net sales increased 1.8% to EUR 3.2 billion.
   o    Identical sales increased 1.5%.

U.S. FOODSERVICE
   Fourth Quarter 2006
   o Net sales at U.S. Foodservice increased 5.1% to $4.4 billion. Cost inflation was approximately 1% for the fourth quarter of 2006.
   Full Year 2006
   o Net sales increased by 4.1 % to $19.2 billion. Year-over-year comparisons were negatively impacted by approximately 0.8% as a result of exiting the Sofco business in the third quarter of 2005. Cost inflation had a negligible impact on the full year comparisons.

UNCONSOLIDATED JOINT VENTURES AND ASSOCIATES
   o In the fourth quarter of 2006, net sales of unconsolidated joint ventures and associates increased 6.4% to EUR 2 billion. At constant exchange rates, net sales increased 5.1%.
   o For full year 2006, net sales of unconsolidated joint ventures and associates increased 3.2% to EUR 7.3 billion. At constant exchange rates, net sales increased 3%.

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                                                             FOURTH QUARTER 2006
                                                                February 1, 2007

                                                   TRADING STATEMENT - CONTINUED

NET SALES PER SEGMENT
                                                                  %    FY 2006    FY 2005           %
(in millions)                        Q4 2006    Q4 2005     CHANGE                            CHANGE
----------------------------------   --------   --------   --------    --------   --------   --------
ALL SEGMENTS (IN EUROS)

Stop & Shop / Giant-Landover Arena      2,975      3,229       (7.9%)    13,089     13,161       (0.5%)
Giant-Carlisle / Tops Arena             1,069      1,194      (10.5%)     4,778      4,989       (4.2%)
Albert Heijn Arena                      1,773      1,598       11.0%      7,136      6,585        8.4%
Central Europe Arena(1,2)                 366        369       (0.8%)     1,385      1,244       11.3%
Schuitema                                 750        743        0.9%      3,184      3,128        1.8%
TOTAL RETAIL                            6,933      7,133       (2.8%)    29,572     29,107        1.6%
                                     --------   --------   --------    --------   --------   --------
U.S. FOODSERVICE(3)                     3,442      3,559       (3.3%)    15,300     14,872        2.9%
                                     --------   --------   --------    --------   --------   --------
Ahold Group(1,2,3)                     10,375     10,692       (3.0%)    44,872     43,979        2.0%
                                     --------   --------   --------    --------   --------   --------
Unconsolidated JVs and associates(2)    1,989      1,870        6.4%      7,321      7,095        3.2%
Average U.S. dollar exchange
rate (EUR per USD)                     0.7747     0.8420       (8.0%)    0.7964     0.8051       (1.1%)
                                     --------   --------   --------    --------   --------   --------
U.S. SEGMENTS (IN U.S. DOLLARS)
Stop & Shop / Giant-Landover Arena      3,840      3,835        0.1%     16,438     16,346        0.6%
Giant-Carlisle / Tops Arena             1,380      1,419       (2.7%)     5,999      6,201       (3.3%)
U.S. Foodservice(3)                     4,443      4,226        5.1%     19,217     18,468        4.1%
                                     --------   --------   --------    --------   --------   --------

1. Effective 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, Q4 2006 contained 12 weeks whereas Q4 2005 contained 13 weeks.
2. On November 6, 2006 Ahold announced its intention to divest U.S. Foodservice, its retail activities in Slovakia and Poland, the remaining Tops operations in New York and Pennsylvania, and its stake in JMR. As of year end 2006 Poland and JMR qualified as held for sale and discontinued operations. Poland's net sales have been excluded accordingly while JMR's net sales are no longer included in net sales from unconsolidated joint ventures and associates. The other businesses did not qualify as held for sale as of year-end 2006, in the case of U.S. Foodservice because it is more likely than not that the transaction between Ahold and the purchaser of U.S. Foodservice must be submitted for approval to the general meeting of shareholders of Ahold.
3. As of the fourth quarter of 2006 U.S. Foodservice is presented as one segment, following the November 6, 2006 announcement discussed above.

Ahold Press Office: +31 (0) 20 509 5343

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                                                             FOURTH QUARTER 2006
                                                                February 1, 2007

                                                   TRADING STATEMENT - CONTINUED
NOTES

The net sales figures presented in this trading statement are preliminary and unaudited.

DEFINITIONS

   o Identical sales: net sales from exactly the same stores in local currency for the comparable period.
   o Comparable sales: identical sales plus net sales from replacement stores in local currency.
   o Constant exchange rates: excludes the impact of using different currency exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year or quarter is adjusted using the average currency exchange rates for the current year or quarter in order to understand this currency impact.

NON-GAAP FINANCIAL MEASURES
This trading statement includes the following non-GAAP financial measures:
   o Net sales, at constant exchange rates. In certain instances, net sales are presented at constant exchange rates or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

   o Identical sales, excluding gasoline net sales. Because gasoline prices have experienced greater volatility than food prices, Ahold's management believes that by excluding gasoline net sales, this measure provides a better insight into the effect of gasoline net sales on Ahold's identical sales.

In case of any discrepancy between the English version and the Dutch version of this release, the English version prevails.

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the expected impact of the Value Improvement Program on Stop & Shop / Giant-Landover margins. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of Ahold's customers, including their acceptance of Ahold's plans and strategies, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, including its ability to reduce costs or realize cost savings, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third parties, as well as Ahold's ability to defend itself in connection with such investigations or proceedings, Ahold's ability to complete planned divestments on terms that are acceptable to Ahold, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, unanticipated disruptions to Ahold's operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for resale products where such fluctuations cannot be passed along to Ahold's customers on a timely basis, Ahold's ability to recruit and retain key personnel and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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